Appendix A

OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT

Two Roads Shared Trust

As of: February 28, 2015

Fund	Operating Expense Limit	Minimum Duration
LJM Preservation and Growth Fund
Class A	2.37%	March 1, 2016
Class C	3.12%	March 1, 2016
Class I	2.12%	March 1, 2016

TWO ROADS SHARED TRUST, On behalf of the LJM Preservation and Growth Fund By: /s/ Andrew Rogers Name: Andrew Rogers Title: President	LJM FUNDS MANAGEMENT, LTD. By: /s/ J. Scott Sykora Name: J. Scott Sykora Title: President